Exhibit 99.55

Consent of Dean T. Wilton

The undersigned hereby consents to the use of and reference to their name, in each case where used or incorporated by reference in the Registration Statement on Form 40-F of IsoEnergy Ltd. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Dean T. Wilton
Dean T. Wilton, PG, CPG, MAIG

Dated: April 23, 2025